Strong performance of growth platforms in Q1 2011

	Q1 2011	Change on a reported basis	Change at CER[2]	Change at CER[2] excluding A/H1N1 sales
Net sales	€7,779m	-1.5%	-5.2%	+0.1%
Business net income[1]	€2,170m	-10.6%	-16.1%	-5.8%
Business EPS[1]	€1.66	-10.8%	-16.1%	-6.0%

In order to facilitate an understanding of our operational performance, we comment on our business net income statement. Business net income1 is a non-GAAP financial measure. The consolidated income statement for Q1 2011 is provided in Appendix 8. A reconciliation of business net income to consolidated net income is provided in Appendix 7. Consolidated net income in Q1 2011 was €1,218 million (compared with €1,714 million in Q1 2010) and included a non-recurring charge of €325 million net of tax corresponding to the amortization of Merial assets that would have been recognized for the period from September 18, 2009 to December 31, 2010, had these assets not been classified as held for sale or exchange. Consolidated earnings per share in Q1 2011 was €0.93 versus €1.31 in Q1 2010.

Commenting on the Group’s performance in Q1 2011, sanofi-aventis Chief Executive Officer, Christopher A. Viehbacher said, “This quarter, the year-on-year comparison must take into account the absence of non-recurring A/H1N1 sales. I’m particularly satisfied with the performance of our growth platforms which were up 15.5% (excluding A/H1N1) and now represent almost 60% of Group sales; these businesses have compensated for the impact of generic competition on net sales and represent the future of our company. As of this quarter, we now fully consolidate Merial, our animal health division which delivered a strong performance. We have also closed the Genzyme transaction and the integration phase has started favorably.”

Q1 2011 Performance

¢

Group sales[3] reached €7,779 million (compared to €7,898 million in Q1 2010, including €513 million for Merial). Sales were up 0.1% excluding A/H1N1 sales and despite €569 million of sales lost in 2011 due to generic competition versus the comparable period in 2010.

¢	Merial is now fully consolidated[4]; sales were up 11.5% while business operating margin reached 36.7%.

¢	Growth Platforms (excluding A/H1N1 sales) grew 15.5% and contributed 59.2% of Group sales in Q1 2011 versus 51.4% in Q1 2010.

¢	Emerging Markets[5] sales reached €2,386 million, up 14.6% (excluding A/H1N1 sales), exceeding the U.S. and Western Europe and accounted for 30.7% of Group sales.

¢	Business EPS[1] was €1.66, down 16.1% at CER. Excluding A/H1N1 sales, decrease in business EPS[1] was limited to 6.0% at CER.

¢	Free cash flow was stable at €2,006 million, and the Group had a positive net cash position at the end of Q1 2011 prior to the Genzyme acquisition in April.

Outlook

¢	The Group is on track to achieve previously announced cost savings of €2 billion[6] per year by end of 2011.

¢

Regulatory filings for 3 major late-stage pipeline projects (lixisenatide, alemtuzumab and teriflunomide) are expected in the next 12 months. Aflibercept showed positive Phase III results in second-line metastatic colorectal cancer.

¢	The acquisition of Genzyme adds a new growth platform and a global center for excellence in rare diseases. This transaction is an important achievement of the Group’s sustainable growth strategy.

¢	Full year 2011 guidance provided earlier this year will be reviewed at half-year results.

    (1) See Appendix 9 for definitions of financial indicators; (2) Constant Exchange Rates; (3) Growth in net sales is expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 9 for a definition); (4) Prior period Income Statement has been re-presented to include Merial results in income from continuing operations (cf Appendix 9; (5) See definition on page 6; (6) At CER before inflation and on a constant structure basis compared to 2008.

Sanofi-aventis www.sanofi-aventis.com Media Relations: (+) 33 1 53 77 44 50 - E-mail : MR@sanofi-aventis.com Investor Relations : (+) 33 1 53 77 45 45 - E-mail : IR@sanofi-aventis.com

2011 first-quarter net sales

Unless otherwise indicated, all sales growth figures in this press release are stated at constant exchange rates1.

Net sales in the first quarter of 2011 were 1.5% lower on a reported basis at €7,779 million. Exchange rate movements had a favorable effect of 3.7 percentage points, largely reflecting the appreciation of the Japanese Yen, U.S. dollar, Brazilian Real, Australian dollar and Chinese Yuan against the Euro. At constant exchange rates, and after taking into account changes in structure (mainly Chattem, consolidated from February 2010), net sales decreased by 5.2% or increased by 0.1% excluding pandemic influenza vaccine sales (€413 million) booked in the first quarter of 2010.

Key Growth Platforms (see Appendix 5)

The Group’s growth platforms recorded sales of €4,607 million in the first quarter, an increase of 4.3% or 15.5% excluding A/H1N1 sales. These growth platforms collectively accounted for 59.2% of total consolidated sales versus 54.0% in Q1 2010 or 51.4% excluding A/H1N1 sales.

Pharmaceuticals

First-quarter net sales for the Pharmaceuticals business were €6,583 million, down 1.6%, reflecting generic competition for Lovenox®, Taxotere® and Ambien®CR in the U.S., for Plavix® and Taxotere® in the EU and the impact of austerity measures in EU and health care reform in the U.S.

Flagship Products[7]
(millions of euros)	Q1 2011	Change at constant exchange rates
Lantus®	925	+13.2%
Apidra®	49	+20.5%
Amaryl®	108	-5.6%
Total Diabetes	1,113	+10.5%
Lovenox®	583	-26.5%
Taxotere®	382	-31.6%
Plavix®	484	-14.4%
Aprovel®	320	-4.3%
Eloxatin®	188	+172.7%
Multaq®	63	+154.2%
Jevtana®	48

In the first quarter, net sales of the Diabetes division totaled €1,113 million, an increase of 10.5% led by the double digit growth of Lantus®, the world’s leading diabetes brand. Lantus® reported net sales of €925 million, an increase of 13.2%, supported by its strong performance in the U.S. (+14.7%, €563 million), reflecting additional promotional effort put in place in mid-2010. The contribution from Lantus® SoloSTAR® in the U.S. represented 43.8% of total Lantus® sales, an increase of 9.6 percentage points versus Q1 2010. Over the period, sales of Lantus® grew by 34.8% in Japan, and by 19.1% (€136 million) in Emerging Markets8 led by Latin America and China.

7 See Appendix 2 for a geographical split of consolidated net sales by product.

8 World excluding the U.S. and Canada, Western Europe, Japan, Australia and New Zealand

In Western Europe, sales of Lantus® were €174 million, an increase of 1.2%, reflecting good growth in volume partially offset by price pressure notably in Germany.

The first launches of BGStar® and iBGStar®, the first range of blood glucose monitoring systems (BGMs) co-developed by sanofi-aventis and its partner AgaMatrix, occurred in Germany in April and will take place in France in May, respectively.

Net sales of Apidra®, the rapid-acting insulin analog, grew 20.5% to €49 million in the first quarter driven by Western Europe, Japan and Emerging Markets. Net sales of Amaryl®reached €108 million, down 5.6%, reflecting robust performance in Emerging markets offset by performance in Western Europe and Japan due to generic competition.

First-quarter net sales of Lovenox® were €583 million, down 26.5%, reflecting a generic competitor in the U.S. (U.S. sales were €222 million down 51.0%). Outside the U.S., sales reached €361 million (representing 61.9% of Lovenox sales) and grew by 5.4% driven by the Emerging Markets (+16.7% to €132 million).

Taxotere® has been facing generic competition in the EU since the end of 2010 following the expiry of its composition of matter patent and in the U.S. since the end of the first quarter following the loss of its market exclusivity. First-quarter net sales of the product decreased by 31.6% to €382 million, reflecting decreases of 61.3% in Western Europe (€74 million) and 19.9% in the U.S. (€168 million). In Japan, Taxotere® continued to record good performance with sales up 13.2%.

First-quarter net sales of Eloxatin® were €188 million (up 172.7%), reflecting partial recovery of U.S. sales (€119 million, versus €8 million in Q1 2010) which continue to be impacted by the workdown of generic inventory at the wholesaler level.

Since June 30, 2010, following the settlement of the Eloxatin U.S. patent infringement suits, generic manufacturers remain enjoined by the U.S. District Court for the District of New Jersey from selling their Eloxatin® generic products in the U.S. until August 9, 2012 or the earlier entry of a competing generic product. One generic manufacturer, Sun Pharmaceuticals, sought appellate review of the court’s injunction. Following this appeal, Sun’s case was remanded to the District Court for further consideration. In the event Sun prevails before the District Court, the generic manufacturers could re-enter the market prior to August 9, 2012.

Sales from new products (Jevtana® and Multaq®) totaled €111 million versus €24 million in Q1 2010.

Net sales for Jevtana® (cabazitaxel) were €48 million in the first quarter of 2011 mostly generated in the U.S. This new anti-cancer agent was launched in the U.S. in July 2010 for patients with metastatic hormone-refractory prostate cancer previously treated with a docetaxel-based therapy. The patient share of Jevtana® in the U.S. in second line metastatic hormone-refractory prostate cancer reached 54% in February (IntrinsiQ February 2011). In March 2011, Jevtana® received marketing authorization from the European Commission. The first launch of Jevtana® in the EU occured in Germany in April 2011.

First-quarter net sales of Multaq® were €63 million (versus €24 million in Q1 2010), of which €44 million was generated in the U.S. Sales in Western Europe reached €17 million in the period. In January 2011, sanofi-aventis issued a Dear Health Care Provider Letter worldwide. The FDA also issued a Drug Safety Communication on hepatic events reported in patients treated with Multaq®. The revised product information was updated accordingly. The benefit/risk assessment of Multaq® by the EMA is ongoing. In the U.S. Multaq® received new Tier 2 unrestricted status with two major Managed Care accounts (United Healthcare Medicare and Commercial).

Worldwide presence1 of Plavix®/Iscover®

First-quarter worldwide presence of Plavix® was €1,734 million, up 0.4% impacted by generic competition in Europe. In the U.S., Plavix® sales were €1,200 million, up 7.2% (net sales consolidated by Bristol-Myers Squibb). The product continued its success in Japan and China with a sales increase of +28.8% (€139 million) and +31.1% (€65 million), respectively. In Europe, sales declined by 40.0% to €153 million due to generic competition.

Worldwide presence of Plavix®/Iscover®: geographic split
(millions of euros)	Q1 2011	Change at constant exchange rates
Europe	153	-40.0%
United States	1,200	+7.2%
Other Countries	381	+9.3%
TOTAL	1,734	+0.4%

Worldwide presence1 of Aprovel®/Avapro®/Karvea®/Avalide®

First-quarter worldwide presence of Aprovel® reached €482 million, down 9.7% and impacted notably by a voluntary recall of certain lots of Avalide® (irbesartan-hydrochlorothiazide) by Bristol-Myers Squibb and sanofi-aventis from the U.S., Puerto Rican, Canadian, Mexican and Argentinean markets. The resupply of Avalide® to these markets took place in February. Consolidated sales of the product in Emerging Markets grew by 10.5% to €93 million.

Worldwide presence of Aprovel®/Avapro®/Karvea®: geographic split
(millions of euros)	Q1 2011	Change at constant exchange rates
Europe	207	-15.6%
United States	117	-13.5%
Other Countries	158	+4.0%
TOTAL	482	-9.7%

Other Pharmaceutical Products

Net sales of the Ambien® family totaled €116 million in the first quarter, down 52.0%, reflecting generic competition of Ambien®CR in the U.S. Over the period, Ambien®CR sales decreased by 93%. In Japan, Myslee®, the leading hypnotic on the market, continued to record double digit growth (+14.7%) to €64 million.

First-quarter net sales of Allegra® as a prescription drug were €216 million, an increase of 12.9% led by 41.1% growth in Japan (€186 million) sustained by a strong allergy season.

First-quarter net sales of Copaxone® were €114 million (down 13.7%) reflecting the impact of the return to Teva at the end of 2010 of sales generated in the UK and in some Eastern European countries.

Net sales of Xyzal® in the U.S. were €3 million, down 90.1% due to generic competition.

1 See Appendix 9 for definitions of financial indicators

Consumer Health Care

First-quarter sales of the Consumer Health Care (CHC) business were €712 million, an increase of 40.3%. This strong performance reflected dynamic organic growth (+23.0% on a constant structure basis and at constant exchange rates) and includes sales of Allegra® OTC which was successfully launched by Chattem in the U.S. in the first quarter and reached sales of €80 million.

CHC sales in Emerging markets grew by 30.3% to €301 million. At the end of the quarter, the Group completed the acquisition of BMP Sunstone.

Generics

First-quarter net sales for the generics business were €414 million, up 16.9% led by Emerging Markets and the U.S. where the Group launched authorized generics of Ambien®CR (sales of €12 million for Zolpidem/Zolpidem CR) and Taxotere® (sales €12 million). Sales in Emerging Markets grew by 23.4% (€258 million) over the period and showed strong organic growth in Latin America as well as in Russia supported by the recent acquisitions of Medley in Brazil and Zentiva in Eastern Europe.

Human Vaccines

First-quarter consolidated net sales for the Human Vaccines business were €602 million, an increase of 9.6% excluding A/H1N1 influenza vaccine sales booked in the first quarter of 2010, or a decline of 38.3% including A/H1N1 vaccines sales. In Emerging Markets, sales grew 37.1% (€277 million) excluding A/H1N1 sales.

Seasonal influenza vaccine net sales in the first quarter were €101 million, up 175.5%, reflecting dynamic demand in the Southern hemisphere and an earlier delivery compared to 2010. The first quarter of 2010 included €413 million of A/H1N1 influenza vaccine sales of which €355 million were sold in Emerging Markets (mainly in Latin America).

First-quarter net sales of Polio/Pertussis/Hib vaccines totaled €227 million, an increase of 7.4% led by a good performance of Pentacel® (total sales: +28.4% to €73 million) in the U.S. and Pentaxim® (total sales: +22.0% to €56 million) in Emerging Markets.

Adult boosters recorded a strong quarter with net sales of €96 million, up +24.3% and led by Adacel® (+46.5% to €63 million).

Menactra® net sales reached €42 million, a decrease of 39.9% which reflected a declining catch-up cohort in the U.S. adolescent population. Menactra® maintained its high public market share despite competition. In April, the FDA has granted licensure to expand the indication for Menactra® to include a two-dose schedule for infants and children 9 months through 23 months of age.

Net sales of Travel and other endemic vaccines were €81 million, down 14.1% impacted notably by lower rabies vaccines sales

Consolidated vaccines sales

(millions of euros)	Q1 2011	Change at constant exchange rates
Influenza Vaccines (incl. Vaxigrip® and Fluzone®)	101	-77.8%
of which seasonal vaccines	101	+175.5%
of which pandemic vaccines	0	-100.0%
Polio/Pertussis/Hib Vaccines (incl. Pentacel® and Pentaxim®)	227	+7.4%
Meningitis/Pneumonia Vaccines (incl. Menactra®)	62	-32.2%
Adult Booster Vaccines (incl. Adacel ®)	96	+24.3%
Travel and Other Endemics Vaccines	81	-14.1%
Other Vaccines	35	-8.3%
TOTAL	602	-38.3%

First-quarter net sales of Sanofi Pasteur MSD (not consolidated by sanofi-aventis), the joint venture with Merck & Co. in Europe, were €139 million, down 22.6% on a reported basis, reflecting lower sales of Gardasil® (€43 million, down 27.7% on a reported basis) and pediatric vaccines.

Animal Health

As a result of the mutual decision of sanofi-aventis and Merck to terminate their agreement to form a new animal health joint venture in animal health business and in accordance with IFRS 5.36, Merial assets / liabilities are no longer classified as “Assets held for sale or exchange / Liabilities related to assets held for sale or exchange” and Merial result is included in income from continuing operations. Consequently sales generated by Merial are consolidated in Group sales.

First-quarter net sales of Merial totaled €594 million, an increase of 11.5%. Sales of companion animals were sustained by the Frontline® family which reached sales of €270 million, up +15.1% led by the success of the spring campaign in the U.S. The good performance of this brand in the U.S. (Frontline® family sales in the U.S. were up 24.5%) largely offset the impact of Frontline® branded generics in Europe. Sales of production animals were driven by the avian segment boosted by the success of the vaccine Vaxxitex® (up 62%). Veterinary Public Health recorded a strong quarter due to sales of foot-and-mouth disease and rabies vaccines. First-quarter sales of Merial were up 13.5% in the U.S. (€259 million) and up 24.7% in Emerging Markets (€116 million).

A new combination product, Certifect®, which eliminates fleas and ticks within 24h on dogs is expected to be launched in the U.S. in Q2 2011

Net sales by geographic region

(millions of euros)	Q1 2011	Change at constant exchange rates
United States	2,165	-3.3%
Western Europe*	2,251	-13.5%
Emerging Markets**	2,386	-2.6%
of which Eastern Europe and Turkey	663	-0.8%
of which Asia	571	+7.7%
of which Latin America[1]	684	-15.9%
of which Africa	232	+9.9%
of which Middle East	213	+5.9%
Rest of the world***	977	+9.3%
of which Japan	665	+13.7%
TOTAL	7,779	-5.2%

* France, Germany, UK, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark

** World less the U.S. and Canada, Western Europe, Japan, Australia and New Zealand

*** Japan, Canada, Australia and New Zealand

1 +31.0% excluding sales of A/H1N1 vaccines booked in Q1 201

First-quarter net sales in Emerging Markets were €2,386 million, up 14.6% (+14.1% on a constant structure basis and at constant exchange rates) excluding sales of A/H1N1 vaccines booked in Q1 2010 (€355 million), or down 2.6% including A/H1N1 vaccines sales. Sales in Brazil9 reached €308 million, an increase of 32.4% excluding A/H1N1 vaccines sales (down 32.4% including A/H1N1 vaccines). Sales in China9 grew by 39.2% to €204 million led by the performance of Plavix® (+31.1% to €65 million). Russia9 recorded sales of €179 million, up 8.5%.

9 Without Merial sales

Net sales in Japan in the first quarter grew by 13.7% to €665 million, sustained by the strong performance of Plavix® (up 28.8% to €139 million), Myslee® (up 14.7% to €64 million), Lantus® (up 34.8% to €26 million), and Allegra® (up 41.1% to €186 million) which benefited from a strong allergy season. Despite major disasters occurred at the beginning of March, our Kawagoe factory and our distribution centers were unaffected.

First-quarter net sales in the U.S. reached €2,165 million, down 3.3%. This decrease reflected the impact of generics of Lovenox®, Ambien®CR, and Taxotere® which was partially offset by the successful launch of Allegra® OTC (€80 million) and strong growth of Lantus®, Multaq®, Jevtana® and Merial.

Western Europe recorded net sales in the first quarter of €2,251 million, a decrease of 13.5% and were impacted by generic competition to Plavix® (-46.6%) and Taxotere® (-61.3%) and austerity measures.

R&D update

Since the last R&D update on February 9, several compounds/Vaccines entered Phase I, Phase II or Phase III and additional partnerships with companies and academia were signed. At the end of April, sanofi-aventis portfolio comprised 64 new molecular entities and vaccines in clinical development of which 17 are in Phase III or have been submitted to the health authorities for approval.

With the completion of the acquisition of Genzyme in April, sanofi-aventis’ R&D significantly expanded its presence in biotechnology and in the Boston area, a region recognized worldwide for excellence in the sciences. Genzyme has enriched the Group’s pipeline with 10 new molecular entities currently in clinical development. Genzyme R&D has three near term opportunities: alemtuzumab for multiple sclerosis, mipomersen for patients with homozygous familial hypercholesterolemia (hoFH) or severe heterozygous familial hypercholesterolemia (heFH) and eliglustat an oral therapy for type 1 Gaucher Disease.

The entire Genzyme pipeline will be subject to a thorough portfolio analysis in the coming months to identify portfolio priorities.

Throughout 2011, further newsflow from R&D is expected with Phase III studies to be completed/reported for five compounds (lixisenatide, alemtuzumab, teriflunomide, aflibercept, and semuloparin).

Evolution of the late stage portfolio:

In April, sanofi-aventis announced the top line results of GETGOAL-S, one of nine studies in the GetGoal Phase III clinical program. This study investigated the efficacy and safety of lixisenatide once-daily (partnership with Zealand Pharma) as an add-on therapy for people with Type 2 diabetes whose condition was inadequately controlled by sulfonylureas, with or without metformin. Top-line results of the GetGoal-S study showed that people in the lixisenatide group experienced a significant reduction in their HbA1c levels, with a -0.74% difference versus placebo at week 24. Lixisenatide also significantly improved patients’ 2-hour post-prandial glucose and fasting plasma glucose levels. In addition, people treated with lixisenatide had a significant decrease in body weight, versus those receiving placebo. The full study findings are planned to be presented at the European Association for the Study of Diabetes (EASD) Annual Meeting, in September 2011. Four positive Phase III studies of the GETGOAL clinical trial program (GETGOAL MONO, GETGOAL L-ASIA, GETGOAL-X and GETGOAL-S) have now been released and all met their primary endpoint with a favorable efficacy and safety profile of lixisenatide in patients with type 2 diabetes. Most of the remaining studies of the GETGOAL program are expected to be completed by the end of 2011.

In April, Genzyme (a new subsidiary of sanofi-aventis), reported additional five-year data from its completed Phase 2 multiple sclerosis trial showing that nearly two-thirds of alemtuzumab treated patients remained free of clinically-active disease as much as four years after most patients received their last course of the investigational drug. The data were presented at the American Academy of Neurology’s 63rd Annual Meeting. Two pivotal Phase 3 studies investigating alemtuzumab, CARE-MS I and II, are currently ongoing. Top-line results from these trials are expected to be available early in the third quarter of 2011 and in the fourth quarter of 2011. The company expects to file for U.S. and EU approval in early 2012, and has been granted fast track status by the FDA.

Genzyme and Isis Pharmaceuticals Inc. announced in April that data from two phase 3 studies of mipomersen in patients who had high cholesterol levels while on lipid-lowering therapy were presented at the American College of Cardiology. In the study in patients with severe heterozygous familial hypercholesterolemia, mipomersen reduced LDL-C, the primary endpoint, by 36% compared with a 13% increase for placebo (p<0.001). Frequently observed adverse events were injection site reactions, flu-like symptoms and elevations in liver transaminases, as seen in previous studies.

Results of a Phase 3 study of mipomersen in patients with high cholesterol at high risk for CHD were also presented in a poster at American College of Cardiology. In this study, mipomersen reduced LDL-C, the primary endpoint, by 37% compared with a 5% reduction for placebo (p<0.001). Genzyme expects to file for EU marketing approval of mipomersen for the treatment of patients with hoFH (homozygous familial hypercholesterolemia) and severe heFH (heterozygous familial hypercholesterolemia) early Q3 2011. Genzyme also expects to file for U.S. approval for the hoFH indication in second half of this year.

In March, sanofi-aventis and Regeneron Pharmaceuticals, Inc. announced results from the Phase III VITAL trial evaluating aflibercept for the second-line treatment of non-small cell lung cancer. The data showed that adding aflibercept to the chemotherapy drug docetaxel did not meet the pre-specified criteria for the primary endpoint of improvement in overall survival compared with a regimen of docetaxel plus placebo.

In April, sanofi-aventis and Regeneron Pharmaceuticals, Inc. announced that the Phase III VELOUR trial evaluating the investigational agent ZALTRAP® (aflibercept) in combination with the FOLFIRI chemotherapy regimen (folinic acid, 5-fluorouracil, and irinotecan) versus a regimen of FOLFIRI plus placebo met its primary endpoint of improving overall survival in the second-line treatment of metastatic colorectal cancer. The full study results will be presented at an upcoming medical meeting.

In addition to VITAL and VELOUR, the program includes one Phase III trial and one Phase II trial, all of which are fully enrolled. An interim analysis of the VENICE Phase III study evaluating aflibercept as a first-line treatment for hormone-refractory metastatic prostate cancer in combination with docetaxel and prednisone is expected to be conducted by an Independent Data Monitoring Committee in mid 2011. Final results of VENICE are anticipated in 2012. Final results of the AFFIRM Phase II study, evaluating aflibercept as a first-line treatment in metastatic colorectal cancer in combination with 5-fluorouracil, leucovorin and oxaliplatin (FOLFOX), are expected during the second half of 2011.

A pediatric hexavalent vaccine (DTP-HepB-Polio-Hib) entered Phase III.

Two compounds entered Phase II

¢	SAR110894D, a selective oral H3 receptor antagonist for Alzheimer’s disease
¢	SAR231893/ REGN668 (partnership with Regeneron), a monoclonal antibody anti IL4-R developed for asthma

Two compounds entered Phase I

¢	SAR156597, a potential first-in-class bi-specific IL4/IL13 antibody for the treatment of patients with idiopathic pulmonary fibrosis
¢	SAR307746/REGN910 (partnership with Regeneron), is a fully human IgG1 monoclonal antibody directed against Ang2 entered Phase I in oncology

SSR125543, a CRF1 antagonist, did not meet its endpoint in Phase II trial in patients with depression and was discontinued. Sanofi-aventis has decided to exercise its right to terminate the license agreement with Metabolex regarding SAR260093/MBX-2982 (GPR119 receptor agonist).

Several regulatory milestones were reached during the period:

¢

In March, the European Commission granted marketing authorization for Jevtana® in combination with prednisone/prednisolone for the treatment of patients with metastatic hormone-refractory prostate cancer (mHRPC) previously treated with a docetaxel-containing regimen. Jevtana® is the first approved agent to significantly extend overall survival in mHRPC patients whose disease has progressed during or after treatment containing docetaxel.

¢

In April, the FDA has granted licensure to expand the indication for Menactra®, a meningococcal conjugate vaccine, to include a two-dose schedule for infants and children 9 months through 23 months of age. This is the first U.S. approval of a meningococcal vaccine for this age group.

Three collaborations were also announced:

¢

In February, Sanofi Pasteur, the vaccines division of sanofi-aventis announced that it is partnering with the International Vaccine Institute (IVI) to support the recently launched Dengue Vaccine Initiative. Sanofi Pasteur and the IVI will aim to raise awareness and to work to move dengue vaccination higher on the global health agenda.

¢

In March, sanofi-aventis announced the signing of a cooperation agreement between Fovea Pharmaceuticals, its Ophthalmology Division, and the Vision Institute (Institut de la Vision), one of the main eye disease research centers in Europe, for research in the diagnosis, prevention and treatment of ocular diseases. This agreement aims to set up a privileged partnership between sanofi-aventis and the Vision Institute on the model of translational R&D and to strengthen the collaboration of sanofi-aventis with the bodies constituting the Vision Institute, such as the Pierre and Marie Curie University (UPMC), INSERM, the French National Institute of Health and Medical Research, and CNRS, the French National Center for Scientific Research.

¢

In April, sanofi-aventis announced that it has entered into a multi-year research collaboration agreement through the Stanford University Bio-X program that supports, organizes, and facilitates interdisciplinary, collaborative and innovative research projects in the early phases of development.

First-quarter 2011 financial results

Business Net Income1

In accordance with IFRS 5.36 and as Merial has ceased to be qualified as held for sale or exchange in Q1/2011, the results of Merial classified as held for sale or exchange in previously-issued financial statements have been reclassified and included in income from continuing operations for all periods presented.

Sanofi-aventis generated first-quarter net sales of €7,779 million, down 1.5% on a reported basis or down 5.2% at constant exchange rates. “Other revenues” were €413 million, up 4.6% or 1.5% at constant exchange rates and included increase contribution of Plavix® and the impact of the shortage of Avalide®.

Gross profit was €5,830 million (-4.7%). At constant exchange rates, gross profit decreased by 8.2%. The ratio of cost of sales to net sales reached 30.4%, compared to 27.6% in the first quarter of 2010. This evolution reflected the impact of generic competition (mainly Lovenox®, Ambien®CR and Taxotere® in the U.S. and Plavix® and Taxotere® in Europe) and higher raw heparin prices. In Q1 2010, the ratio benefited from a favorable impact due to sales of A/H1N1 vaccines.

Research and development expenses declined by 6.0% at constant exchange rates (-4.0% on a reported basis) to €1,100 million, reflecting the benefit from reorganization put in place in the recent years. The ratio of R&D expenses to net sales was 14.1%, down 0.4 percentage points versus the first quarter of 2010.

Selling and general expenses increased slightly by 1.7% at constant exchange rates (+5.1% on a reported basis) to €1,933 million. This evolution reflected on one hand decreased spend in Europe, a strong reduction in the U.S. which was partially compensated by investment in Allegra® OTC and increased promotional effort on Lantus® as well as excise fee in the U.S. and on the other hand continued investment in Emerging Markets The ratio of selling and general expenses to net sales was 24.8% compared to 23.3% in the first quarter of 2010, reflecting mainly the absence of A/H1N1 vaccines sales. General and Administrative expenses were flat during the period.

Other current operating income net of expenses was positive €16 million versus €75 million in the first quarter of 2010, which included a €87 million payment received from Teva on sales of Copaxone® in North America. These payments ceased at the end of the first quarter of 2010. In Q1 2011, this line included €42 million of advisory fees associated with the Genzyme acquisition.

The share of profits from associates reached €292 million, an increase of 20.2%. The share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance was €274 million, up 19.6%, driven by the performance of Plavix® in the U.S. and a positive U.S. dollar impact.

Net income attributable to non-controlling interests was €78 million, stable versus Q1 2010. The pre-tax profits paid to BMS from territories managed by sanofi-aventis was €72 million versus €71 million in Q1 2010.

Business operating income was €3,027 million, down 10.2%, or 15.5% at constant exchange rates.

Net financial expenses were €78 million versus €45 million. In Q1 2010, net financial expenses benefited from a capital gain of €47 million on the sales of the stake in Novexel. Net financial expenses related to debt was down versus Q1 2010.

The effective tax rate was 28.5% versus 28.4% in Q1 2010.

Business net income1 was €2,170 million, down 10.6%, or down 16.1% at constant exchange rates.

Business earnings per share1 (EPS) was €1.66, down 10.8% versus the 2010 first-quarter figure. At constant exchange rates, business earnings per share1 decreased by 16.1%. Excluding A/H1N1 sales, business earning per share1 was stable on a reported basis and decreased by 6.0% at constant exchange rates.

1 See Appendix 9 for definitions of financial indicators, and Appendix 7 for reconciliation of business net income to consolidated net income attributable to equity holders of sanofi-aventis

From business net income to consolidated net income attributable to equity holders of sanofi-aventis (see Appendix 7)

In Q1 2011, the main reconciling items between business net income and consolidated net income attributable to equity holders of sanofi-aventis were:

-

A €736 million amortization charge against intangible assets arising on the application of purchase accounting to acquired companies (primarily Aventis: €536 million and Merial €80 million) and to acquired intangible assets (licenses/products: €50 million). This item has no cash impact on the Group.

-

A non-recurring amortization charge of €517 million due to the change of plan for Merial assets that were previously classified as held for sale or exchange in accordance with IFRS5: this charge corresponds to the depreciation and amortization of Merial assets that would have been recognized for the period from September 18, 2009 to December 31, 2010, had these assets not been classified as held for sale or exchange. This item has no cash impact on the Group.

-	An impairment loss against intangible assets of €32 million, mainly related to Metabolex agreement. This item has no cash impact on the Group.

-	A charge of €46 million reflecting an increase in the fair value of contingent considerations related to TargeGen business combination in accordance with IFRS3R.

-

A charge of €2 million arising from the workdown of inventories of acquired companies remeasured at fair value due to the application of purchase accounting to acquisitions. This item has no cash impact on the Group.

-	€122 million of restructuring costs, mainly related to the modifications of the restructuring plan in French commercial operations.

-

A €510 million tax effect arising from the items listed above, comprising €458 million generated by the amortization charged against intangible assets and by the non recurring amortization charge on Merial assets, €10 million generated by the impairment loss and €42 million linked to the restructuring costs (see Appendix 7).

-	In “Share of profits/losses from associates”, a charge of €7 million, net of tax, mainly relating to the amortization of intangible assets. This item have no cash impact on the Group.

Net debt

In the first quarter of 2011, net cash generated by operating activities after changes in working capital and before restructuring costs was €2,346 million (stable versus Q1 2010). This amount provided finance for capital expenditures (€340 million) and the acquisitions and partnerships made during the period (€382 million, mainly BMP Sunstone for €336 million). At the end of March 2011, the Group had a debt of €19,183 million linked to the funding of Genzyme acquisition and €19,199 million of cash and cash equivalents. Consequently, at the end of March, the group had a positive net cash position of €16 million compared with a net debt of €1,577 million at December 31, 2010.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2010. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1:	2011 first-quarter consolidated net sales by product

Appendix 2:	2011 first-quarter consolidated net sales by geographic region and product

Appendix 3:	Consolidated net sales by business segment

Appendix 4:	Net sales by Animal Health product

Appendix 5:	Net sales of Growth Platforms

Appendix 6:	First-quarter business net income statement

Appendix 7:	Reconciliation of business net income to consolidated net income attributable to equity holders of sanofi-aventis

Appendix 8:	2011 first-quarter consolidated income statement

Appendix 9:	Definitions

Appendix 1: 2011 first-quarter consolidated net sales by product

(millions of euros)	Q1 2011 net sales	Change at constant exchange rates	Change on a reported basis	Change on a constant structure basis and at constant exchange rates
Lantus®	925	+13.2%	+17.1%	+13.2%

Apidra®	49	+20.5%	+25.6%	+20.5%

Insuman®	31	-11.8%	-8.8%	-11.8%

Amaryl®	108	-5.6%	0.0%	-5.6%

Total Diabetes	1,113	+10.5%	+14.6%	+10.5%

Lovenox®	583	-26.5%	-24.2%	-26.5%

Plavix®	484	-14.4%	-9.5%	-14.4%

Taxotere®	382	-31.6%	-28.1%	-31.6%

Aprovel®	320	-4.3%	-2.1%	-4.6%

Eloxatin®	188	+172.7%	+184.8%	+172.7%

Multaq®	63	+154.2%	+162.5%	+154.2%

Jevtana®	48
Stilnox®/Ambien®/Ambien CR®/Myslee®	116	-52.0%	-47.5%	-52.0%

Allegra®	216	+12.9%	+26.3%	+13.5%

Copaxone®	114	-13.7%	-13.0%	-5.8%

Tritace®	99	-7.6%	-5.7%	-7.6%

Depakine®	96	+4.5%	+9.1%	+4.5%

Xatral®	65	-17.1%	-14.5%	-17.1%

Actonel®	48	-25.0%	-20.0%	-25.0%

Nasacort®	43	-12.5%	-10.4%	-12.5%

Other Products	1,479	-3.3%	-0.3%	-1.8%

Consumer Health Care	712	+40.3%	+45.0%	+23.0%

Generics	414	+16.9%	+20.7%	+15.6%
Total Pharmaceuticals	6,583	-1.6%	+2.2%	-2.2%
Vaccines	602	-38.3%	-36.2%	-38.5%
Animal Health	594	+11.5%	+15.8%	+11.5%
Total	7,779	-5.2%	-1.5%	-5.7%

Appendix 2: 2011 first-quarter consolidated net sales by geographic region and product

Pharmaceuticals

Q1 2011 net sales (€ million)	Western Europe	Change at constant exchange rates	United States		Change at constant exchange rates	Emerging Markets	Change at constant exchange rates	Rest of the World	Change at constant exchange rates
Lantus®	174	+1.2%	563		+14.7%	136	+19.1%	52	+31.4%
Apidra®	19	+18.8%	15		+7.1%	10	+25.0%	5	+200.0%
Amaryl®	8	-27.3%	1		-50.0%	57	+5.7%	42	-11.9%
Insuman®	24	-14.3%				7	-
Total Diabetes	225	-0.9%	579		14.3%	210	+14.7%	99	+10.3%
Lovenox®	207	-0.5%	222		-51.0%	132	+16.7%	22	+5.3%
Plavix®	109	-46.6%	51	*	-3.8%	174	+5.7%	150	+9.1%
Taxotere®	74	-61.3%	168		-19.9%	83	-15.2%	57	+6.4%
Aprovel®	195	-8.5%	10	*	+25.0%	93	+11.1%	22	-26.9%
Eloxatin®	14	+8.3%	119		ns	39	+9.1%	16	+15.4%
Multaq®	17		44		+110.0%	1		1
Jevtana®	2		46			1
Stilnox®/Ambien®/Ambien CR®/ Myslee®	14	-	23		-84.5%	15	-6.7%	64	+12.0%
Allegra®	4	-	5		-87.9%	22	+16.7%	185	+41.4%
Copaxone®	109	-12.2%				0	-100.0%	5	+25.0%
Tritace®	44	-12.0%				48	-	7	-25.0%
Depakine®	35	-5.4%				57	+12.2%	4	-
Xatral®	15	-21.1%	33		-20.5%	16	-5.9%	1	-
Actonel®	15	-48.3%				21	-4.8%	12	-
Nasacort®	7	-22.2%	29		-15.2%	6	-	1	-
Consumer Health Care	186	+5.7%	169		+221.2%	301	+30.3%	56	+14.3%
Generics	116	+3.6%	32		+60.0%	258	+23.4%	8	-45.5%
Others	649	-7.2%	135		-10.9%	511	+5.7%	184	-5.7%
Total Pharma	2,037	-12.8%	1,665		-4.1%	1,988	+11.4%	893	+9.0%
*Sales of active ingredient to the American entity managed by BMS
Vaccines
Q1 2011 net sales (€ million)	Western Europe	Change at constant exchange rates	United States		Change at constant exchange rates	Emerging Markets	Change at constant exchange rates	Rest of the World	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines	10	-41.2%	100		+5.4%	103	+26.6%	14	-28.6%
Influenza Vaccines*	0	-100.0%	0		-100.0%	92	-76.1%	9	ns
Meningitis/Pneumonia Vaccines	0	-100.0%	34		-49.2%	25	+25.0%	3	-
Adult Booster Vaccines	20	+46.2%	64		+21.6%	7	-12.6%	5	+100.0%
Travel and Other Endemics Vaccines	4	-50.0%	17		-	50	-15.5%	10	-
Other Vaccines	3	+50.0%	26		-14.3%	5	-	1	-
Total Vaccines	37	-60.4%	241		-12.1%	282	-50.3%	42	+16.1%

*Seasonal and pandemic influenza Vaccines

Appendix 3: Consolidated net sales by business segment

Millions of euros	Q1 2011	Q1 2010
Pharmaceuticals	6,583	6,441
Vaccines	602	944
Animal Health	594	513
Total	7,779	7,898

Appendix 4: Net sales by Animal Health product

Millions of euros	Q1 2011 net sales	Q1 2010 net sales	Change at constant exchange rates
Frontline® and other fipronil products	270	226	+15.1%
Vaccines	166	139	+15.0%
Avermectin	105	97	+3.2%
Other	53	51	+1.9%
Total	594	513	+11.5%

Appendix 5: Net sales of Growth Platforms

millions of euros	Q1 2011	Change at constant exchange rates
Emerging Markets1/2	2,386	-2.6%
Emerging Markets excluding Diabetes, Vaccines, CHC, new products, and Animal Health	1,475	+7.7%
Diabetes	1,113	+10.5%
Vaccines	602	-38.3%
Consumer Health Care (CHC)	712	+40.3%
New products[3]	111	-
Animal Health	594	+11.5%
Total Growth Platforms	4,607	+4.3%

1 World excluding the U.S. and Canada, Western Europe, Japan, Australia and New Zealand.

2 Include Diabetes, Vaccines and Consumer Health Care and Animal Health sales generated in Emerging Markets;

3 Multaq® and Jevtana®. Including Fluzone High Dose® vaccine, new products accounted for €111 million in Q1 2011

    Appendix 6: Business net income statement

First-quarter 2011	Pharmaceuticals			Vaccines			Animal health			Other		Group Total
Millions of euros	Q1 2011	Q1 2010	% change	Q1 2011	Q1 2010	% change	Q1 2011	Q1 2010(1)	% change	Q1 2011	Q1 2010	Q1 2011	Q1 2010	% change
Net sales	6,583	6,441	+2.2%	602	944	(36.2%)	594	513	+15.8%			7,779	7,898	(1.5%)
Other revenues	404	385	+4.9%	5	5		4	5	(20.0%)			413	395	+4.6%
Cost of sales	(1,927)	(1,725)	+11.7%	(268)	(300)	(10.7%)	(167)	(152)	+9.9%			(2,362)	(2,177)	+8.5%
As % of net sales	(29.3%)	(26.8%)		(44.5%)	(31.8%)		(28.1%)	(29.6%)				(30.4%)	(27.6%)
Gross profit	5,060	5,101	(0.8%)	339	649	(47.8%)	431	366	+17.8%			5,830	6,116	(4.7%)
As % of net sales	76.9%	79.2%		56.3%	68.8%		72.6%	71.3%				74.9%	77.4%
Research and development expenses	(940)	(993)	(5.3%)	(125)	(117)	+6.8%	(35)	(36)	(2.8%)			(1,100)	(1,146)	(4.0%)
As % of net sales	(14.3%)	(15.4%)		(20.8%)	(12.4%)		(5.9%)	(7.0%)				(14.1%)	(14.5%)
Selling and general expenses	(1,645)	(1,565)	+5.1%	(127)	(136)	(6.6%)	(161)	(139)	+15.8%			(1,933)	(1,840)	+5.1%
As % of net sales	(25.0%)	(24.3%)		(21.1%)	(14.4%)		(27.1%)	(27.1%)				(24.8%)	(23.3%)
Other current operating income/expenses	62	101		1	(2)		(17)	5		(30)	(29)	16	75
Share of profit/loss of associates*	283	236		(4)	(1)					13	8	292	243
Net income attributable to non-controlling interests	(78)	(78)										(78)	(78)
Business operating income	2,742	2,802	(2.1%)	84	393	(78.6%)	218	196	+11.2%	(17)	(21)	3,027	3,370	(10.2%)
As % of net sales	41.7%	43.5%		14.0%	41.6%		36.7%	38.2%				38.9%	42.7%
Financial income and expenses												(78)	(45)
Income tax expense												(779)	(898)
Tax rate**												28.5%	28.4%
Business net income												2,170	2,427	(10.6%)
As % of net sales												27.9%	30.7%
Business earnings per share*** (in euros)												1.66	1.86	(10.8%)

* Net of tax

** Determined on the basis of Business income before tax, associates, and non-controlling interests

*** Based on an average number of shares outstanding of 1,305.2 million in the first quarter of 2011 and 1,307.3 million in the first quarter of 2010

(1)The results of operations of the Merial business previously presented as “held-for-exchange” were reclassified and included in income from continuing operations in accordance with IFRS5 § 36, following the announcement to maintain Merial and Intervet/Schering-Plough as two separate organizations.

Appendix 7: Reconciliation of Business net income to Net income attributable to equity holders of sanofi-aventis

Millions of euros	Q1 2011	Q1 2010(1)	% change
Business net income	2,170	2,427	(10.6%)
Amortization of intangible assets(2)	(736)	(848)

Impairment of intangible assets	(32)

Fair value remeasurement of contingent consideration liabilities	(46)

Expenses arising from the impact of acquisitions on inventories	(2)	(62)

Restructuring costs	(122)	(167)

Other gains and losses, and litigation(3)	(517)

Discontinuation of depreciation of PP&E* (IFRS5)		18

Tax effect of :	510	349

Amortization of intangible assets	263	282

Impairment of intangible assets	10

Expenses arising on the workdown of acquired inventories		17

Restructuring costs	42	56

Other gains and losses, and litigation	195

Discontinuation of depreciation of PP&E (IFRS5)*		(6)

Other tax items		4

Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(7)	(7)
Net income attributable to equity holders of sanofi- aventis	1,218	1,714	(28.9%)
Consolidated earnings per share(4) (in euros)	0.93	1.31	(29.0%)

(1) the results of operations of the Merial business previously presented as “held-for-exchange” were reclassified and included in income from continuing operations in accordance with IFRS5 § 36, following the announcement to maintain Merial and Intervet/Schering-Plough as two separate organizations.

(2) Of which amortization expense generated by the remeasurement of intangible assets as part of business combinations: € 686 million in the first quarter of 2011 and € 801 million in the first quarter of 2010.

(3) In 2011: non-recurring amortization charge in respect of 2009 and 2010 depreciation and amortization expense on PP&E* and intangible assets of Merial, previously classified as “Assets held for sale or exchange” (IFRS5 § 27).

(4) Based on an average number of shares outstanding of 1,305.2 million in the first quarter of 2011 and 1,307.3 in the first quarter of 2010.

* Property, Plant and Equipment.

- See page 11 for comments on the reconciliation of business net income to consolidated net income

Appendix 8: 2011 first-quarter consolidated income statement

Millions of euros	Q1 2011	Q1 2010(1)
Net sales	7,779	7,898
Other revenues	413	395
Cost of sales	(2,364)	(2,227)
Gross profit	5,828	6,066
Research and development expenses	(1,100)	(1,143)
Selling and general expenses	(1,933)	(1,837)
Other operating income	118	152
Other operating expenses	(102)	(77)
Amortization of intangible assets	(736)	(848)
Impairment of intangible assets	(32)
Fair value remeasurement of contingent consideration liabilities	(46)
Restructuring costs	(122)	(167)
Other gains and losses, and litigation	(517)
Operating income	1,358	2,146
Financial expenses	(101)	(103)
Financial income	23	58
Income before tax and associates and joint ventures	1,280	2,101
Income tax expenses	(269)	(545)
Share of profit/loss of associates and joint ventures	285	236
Net income	1,296	1,792
Net income attributable to non-controlling interests	78	78
Net income attributable to equity holders of sanofi- aventis	1,218	1,714
Average number of shares outstanding (million)	1,305.2	1,307.3
Earnings per share(2) (in euros)	0.93	1.31

(1) the results of operations of the Merial business previously presented as “held-for-exchange” were reclassified and included in income from continuing operations in accordance with IFRS5 § 36, following the announcement to maintain Merial and Intervet/Schering-Plough as two separate organizations.

(2) Based on an average number of shares outstanding of 1,305.2 million in the first quarter of 2011 and 1,307.3 in the first quarter of 2010.

Appendix 9: Definitions

Re-presentation of Merial results

In accordance with IFRS 5.36 and as Merial has ceased to be qualified as held for sale or exchange in Q1/2011, the results of Merial classified as held for sale or exchange in previously-issued financial statements have been reclassified and included in income from continuing operations for all periods presented.

Definitions of non-GAAP financial indicators

Net sales at constant exchange rates

When we refer to changes in our net sales “at constant exchange rates”, this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of reported net sales to net sales at constant exchange rates for the first quarter of 2011

(millions of euros)	Q1 2011
Net sales	7,779
Effect of exchange rates	(289)
Net sales at constant exchange rates	7,490

Net sales on a constant structure basis

We eliminate the effect of changes in structure by restating prior-period net sales as follows:

¢

by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

¢	similarly, by excluding sales in the relevant portion of the prior period when we have sold an entity or rights to a product;

¢	for a change in consolidation method, by recalculating the prior period on the basis of the method used for the current period.

Worldwide presence of Plavix®/Iscover®, Avapro®/Aprovel®

When we refer to the “worldwide presence” of a product, we mean our consolidated net sales of that product, minus sales of the product to our alliance partners plus non-consolidated sales made through our alliances with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel bisulfate) and Aprovel®/Avapro®/Karvea® (irbesartan), based on information provided to us by our alliance partner.

Business net income

Sanofi-aventis publishes a key non-GAAP indicator in response to the application of IFRS 8. This indicator “Business net income”, replaced “adjusted net income excluding selected items”.

Business net income is defined as Net income attributable to equity holders of Sanofi-aventis excluding:

¢	amortization of intangible assets,

¢	impairment of intangible assets,

¢	fair value remeasurement of contingent consideration liabilities related to business combinations,

¢	other impacts associated with acquisitions (including impacts of acquisitions on associates),

¢	restructuring costs *,

¢	other gains and losses (including gains and losses on disposals of non-current assets *),

¢	costs or provisions associated with litigation *,

¢	tax effects related to the items listed above as well as effects of major tax disputes,

*Reported in the line items Restructuring costs and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.

Q1 2011

15:00 (CET)	CONFERENCE CALL & WEBCAST

The quarterly results will be reviewed by management.

The presentation and a webcast of the conference call will be available on our website: en.sanofi-aventis.com.

The presentation will be followed by a Q&A session.

CALL IN NUMBERS		France	+33 (0)1 70 77 09 38

		UK	+44 (0)203 3679 458

		US	+1 866 907 5924